SHEARMAN & STERLING

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114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

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December 23, 2002

02060809

<u>By Hand Delivery</u>

RECD S.E.C.
DEC 24 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated December 16, 2002, announcing that AGF was informed that a project for a tender offer on all Crédit Lyonnais's outstanding capital has been filed with the Conseil des Marchés Financiers by Crédit Agricole S.A. and SACAM Développement.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,

Lee D. Neumann

Lee D. Neumann

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

File No. 82-4517

Paris, 16 December 2002

PRESS RELEASE

The AGF Group was informed that a project for a tender offer on all Crédit Lyonnais's outstanding capital has been filed with the Conseil des Marchés Financiers by Crédit Agricole S.A. and SACAM Développement. The AGF Group holds 10.09% of Crédit Lyonnais's share capital.

The AGF Group will fully support the offer. The AGF Group welcomes this friendly transaction and believes that the joint entrepreneurial project developed by Crédit Agricole's and Crédit Lyonnais's teams is a perfect fit for the stability and development policy favoured since the privatisation of Crédit Lyonnais with the groupe d'actionnaires partenaires ("GAP"). The AGF Group will tender its shares to the cash and share offer proposed by Crédit Agricole S.A. and SACAM Développement.

This transaction underlines AGF's partnerships with Crédit Lyonnais and opens up new possibilities for future co-operations.

Jean-Philippe Thierry, Chairman and CEO of the Group, stated:

"The AGF Group welcomes the opportunity to value its investment in Crédit Lyonnais and reinforce its long-standing partnerships. We look forward, with confidence, to the new prospects of co-operation this will open up with the new group Crédit Agricole - Crédit Lyonnais. We remain committed to the growth of the new entity, as long-lasting partner and shareholder."

AGF investor contacts:

Jean-Michel Mangeot	33 1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 1 44 86 31 62 micloa@agf.fr
Séverine David	33 1 44 86 38 09 davidse@agf.fr